To: Aaron Cramer

From: Myrna Mejia

Date: August 12, 1999

Subject: Fidelity International Bond Fund and Fidelity New Markets Income Fund Legal Proceedings for Item 77

The following information pertains to Fidelity International Bond Fund and Fidelity New Markets Income Fund litigation and should be included as part of Item 77(e) of Form N-SAR.

1. Fidelity International Bond Fund and Fidelity New Markets Income Fund are engaged in litigation against the obligor on the inflation adjusted debt of Siderurgica Brasileiras SA, contesting the calculation of the principal adjustment. The probability of success of this litigation cannot be predicted and the amount of recovery cannot be estimated. Any recovery from this litigation would inure to the benefit of the fund. As of period end, the Fidelity International Bond Fund and Fidelity New Markets Income Fund no longer hold Siderurgica Brasileiras SA debt securities.